

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

<u>Via E-Mail</u>
Mr. K. Scott Gray
Chief Financial Officer
Luby's Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re:** **Luby's Inc.**
> **Form 10-K for the Year Ended August 31, 2011**
> **Filed November 14, 2011**
> **File No. 001-08308**

Dear Mr. Gray:

We have reviewed your response letter dated July 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2011

Notes to the Financial Statements

Note 1. Nature of Operations and significant Accounting Policies

Reportable Segments, page 51

1. We note from your response to our prior comment four that in Note 1 Reportable Segments you provide disclosure of how each segments revenues, expenses, assets and liabilities have been presented. However, we do not believe that this disclosure meets the requirements of ASC 280-10-50-22 which requires you to report a measure of profit/loss and total assets for each reportable segment. Under ASC 280-10-50-30 these amounts should also be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations (for segment profit/loss), and your consolidated total

assets (for segment assets). We believe that your notes to the financial statements should clearly disclose these measures in a separate segment footnote, along with all other disclosures required by ASC 2801-10-50. For example, where you respond that substantially all assets relate to Company Restaurants segment, you should revise your segment disclosure in the notes to the financial statements to clearly indicate this fact. Additionally, we note from your response to our prior comment five that the primary operating performance measure used by your CODM for the Company restaurant segment is store level profit. This is the measure that should be disclosed as the profit/loss measure for the Company restaurant segment. Please revise future filings accordingly.

Forms 8-K dated June 13, 2012, March 21, 2012 and January 20, 2012

2. We note from your response to our prior comment ten that you will revise future Form 8-Ks to include a reconciliation between store level profit and your line item "income from continuing operations." Please also confirm that you will present the most directly comparable financial measure determined in accordance with GAAP (income from continuing operations) with equal or greater prominence than the non-GAAP measure; and you will disclose the reason that management believes the presentation of the non-GAAP measure is useful for an investor's understanding of your results of operations.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief